Exhibit 99.4

ANNEX D

SAMPLE OF BOARD OF DIRECTORS NOMINATION FORM

BOARD OF DIRECTORS NOMINATION FORM

TO:	QIWI plc
12 Kennedy Avenue, Kennedy Business Centre
2nd floor
P.C. 1087, Nicosia
Cyprus
(the Company)

The undersigned, being the holder of Class [A / B] (please underline the appropriate) shares of the Company, entitled to participate and vote at the ANNUAL GENERAL MEETING of the shareholders of the Company to be held on June 05, 2023, at 10:00 a.m. (Cyprus time) at QIWI’s office at Kennedy 12, Kennedy Business Centre, 2nd floor, P.C.1087, Nicosia, Cyprus, hereby nominate:

Full Name

Date of Birth

Address

Mailing address

Phone / Mobile

Email address

to the office of [Elected / Independent] (please underline the appropriate) of the Company and propose the Company to screen submitted nomination for compliance with Regulation 95 of the Company’s Articles of Association. We also certify that any and all provided information is complete, true and accurate for the time being.

Name:
Title:
Date:

BOARD OF DIRECTORS NOMINATION FORM

Candidate Declaration

I acknowledge and agree that:

(a)	I, undersigned, give my consent to be nominated and appointed to the Board of Directors of QIWI plc during the Annual General Meeting of the Company to be held of June 05, 2023 for the legal term until the next Annual General Meeting of the Company.

(b)	I, undersigned, accept and agree to my appointment as a Director of QIWI plc with effect from the date the appointment is approved by the Annual General Meeting of the Company to be held of June 05, 2023, and subject to and with the benefit of the regulations contained in the Memorandum and Articles of Association of the Company as the same may be amended from time to time.

(c)	If I am elected to the position of Director of the Company, I will act in accordance with my duties as a Director of the Company, in accordance with the Articles of Association of the Company and, without limitation, all other governing documents of the Company and applicable legislation.

(d)	The information provided in this Board of Directors Nomination Form is complete, true and accurate on the date first above written.

(e)	The information provided in this Board of Directors Nomination Form will be disclosed to each of the Company’s Secretary, the Board of Directors or the Company’s outhouse counsel.

(f)	My nomination for the office of Director of the Company will only become valid once the Company’s Annual General Meeting has approved my appointment to the office of the Director of the Company and if I’m not elected to the position of Director of the Company I will not claim the Company by this reason.

(g)	The Company may request from me or from my Nominating Shareholder any further information as may be required to arrange screening as prescribed in Regulation 95 of the Company’s Articles of Association.

Name:
Date: